HANNY
VISIONS AHEAD

HANNY HOLDINGS LIMITED
錦興集團有限公司
(Incorporated in Bermuda with limited liability)

RECEIVED
2006 AUG 22 A 10:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 9 August 2006

06016239

082-03638

Office of International Co
Securities & Exchange Con
Room 3628
100F Street North East
Washington DC 20549
U.S.A.

SUPPL

BY AIRMAIL

Dear Sirs,

HANNY HOLDINGS LIMITED ("Company")
- ISIN US 41068T2087

We enclose herewith a copy of the announcement dated 8 August 2006 issued by the Company in respect of the possible acquisition of the shares of the Compnay by ITC Corporation Limited for filing under the ISIN US 41068T2087.

Thank you for your attention.

Yours faithfully,
For and on behalf of
HANNY HOLDINGS LIMITED

Florence Kam
Company Secretary
/vw
Encl.

PROCESSED
AUG 24 2006
THOMSON
FINANCIAL

dlw 8/22

O:\Hanny 2006\Correspondence\Letter\131-US Sec-annc't 8 Aug 06.doc

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong
Tel: (852) 2372-0722 Fax: (852) 2598-0408 (General) / 2803-5574 (Accounts)

HANNY

HANNY HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)
(Stock Code: 275)

ANNOUNCEMENT

Hanny wishes to announce that it was informed by ITC that ITC is negotiating with an independent third party for a possible acquisition of shares of Hanny by ITC which may result in a possible mandatory offer in securities of Hanny under the Takeovers Code.

As advised by ITC, the parties are still in negotiation and no formal agreement has been entered into in relation to the Possible Acquisition as at the date of this announcement. Accordingly, the Possible Acquisition may or may not proceed. Shareholders and investors are advised to exercise caution in dealing in the securities of Hanny.

Hanny Holdings Limited ("Hanny") wishes to announce that it was informed by ITC Corporation Limited ("ITC"), which is the single largest shareholder of Hanny holding approximately 24.48% interests in the shares of Hanny, that ITC is negotiating with an independent third party for a possible acquisition (the "Possible Acquisition") of shares of Hanny by ITC which may result in a possible mandatory offer in securities of Hanny under the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code").

As advised by ITC, the parties are still in negotiation and no formal agreement has been entered into in relation to the Possible Acquisition as at the date of this announcement. Accordingly, the Possible Acquisition may or may not proceed. Shareholders and investors are advised to exercise caution in dealing in the securities of Hanny.

Securities in Hanny

As at the date of this announcement, Hanny has the following securities in issue:

(i) a total of 247,204,216 ordinary shares of HK$0.01 each (the "Shares") in the share capital of Hanny;

(ii) 9,000,000 outstanding options granted under Hanny's share option scheme entitling the holders thereof to subscribe for up to 9,000,000 Shares at an exercise price of HK$2.9888 during the period from 31 August 2001 to 30 August 2006; and

(iii) 2% convertible bonds of Hanny due 2011 with an aggregate principal amount of HK$770,751,936 which are convertible into new Shares at an initial conversion price of HK$9.0 per Share.

Save as disclosed above, Hanny had no other relevant securities (as defined in Note 4 to Rule 22 of the Takeovers Code) as at the date of this announcement.

Dealings disclosure

The associates of Hanny are reminded to disclose their dealings in the securities of Hanny under Rule 22 of the Takeovers Code.

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This dispensation does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive (as defined in the Takeovers Code) in its dealings enquiries. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive (as defined in the Takeovers Code) with relevant information as to those dealings, including identities of clients, as part of that co-operation.

As at the date of this announcement, the directors of Hanny are as follows:

Executive Directors:
Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors:
Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

By order of the board
HANNY HOLDINGS LIMITED
Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 8 August 2006

The directors of Hanny jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

HANNY

HANNY HOLDINGS LIMITED
錦興集團有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：275）

公佈

錦興謹此宣佈，其已獲德祥知會，德祥正與一名獨立第三方就有關德祥可能收購錦興股份進行磋商，該項收購可能導致須根據收購守則對錦興的證券提出一項強制性收購建議。

就德祥知會，於本公佈日期，雙方仍在磋商，並無就有關可能收購事項訂立正式協議。因此，可能收購事項或許會或不會進行。茲建議股東及投資者於買賣錦興證券時，務請審慎行事。

錦興集團有限公司（「錦興」）謹此宣佈，其已獲錦興之唯一大股東德祥企業集團有限公司（「德祥」，持有錦興股份約24.48%權益）知會，德祥正與一名獨立第三方就有關德祥可能收購錦興股份（「可能收購事項」）進行磋商，該項收購可能導致須根據香港收購及合併守則（「收購守則」）對錦興的證券提出一項強制性收購建議。

就德祥知會，於本公佈日期，雙方仍在磋商，並無就有關可能收購事項訂立正式協議。因此，可能收購事項或許會或不會進行。茲建議股東及投資者於買賣錦興證券時，務請審慎行事。

錦興證券

於本公佈日期，錦興已發行下列證券：

(i) 錦興股本中合共247,204,216股每股面值0.01港元之普通股（「股份」）；

(ii) 9,000,000份根據錦興購股權計劃授出但尚未行使之購股權，該等購股權賦予其持有人有權由二零零一年八月三十一日至二零零六年八月三十日之期間內以行使價每股2.9888港元最多可認購9,000,000股股份；及

(iii) 於二零一一年到期本金總額達770,751,936港元並可按初步兌換價每股股份9.0港元兌換成新股份之2厘息錦興可兌換票據。

除上文所披露者外，於本公佈日期，錦興並無發行其他有關證券（定義見收購守則第22條附註4）。

交易披露

錦興之聯繫人士務請謹記根據收購守則第22條披露彼等於本公司證券之買賣。

代客買賣有關證券的股票經紀、銀行及其他人，都負有一般責任在他們能力所及的範圍內，確保客戶知悉收購守則第22條下聯繫人及其他人應有的披露責任，及這些客戶願意履行這些責任。直接與投資者進行交易的自營買賣商及交易商應同樣地在適當情況下，促請投資者注意收購守則有關規則。但假如在任何7日的期間內，代客進行的任何有關證券的交易的總值（扣除印花稅和經紀佣金）少於100萬港元，這規定將不適用。

這項豁免不會改變主事人、聯繫人及其他人士自發地披露本身的交易的責任，不論交易所涉及的總額為何。

對於執行人員（定義見收購守則）就交易進行的查訊，中介人必須給予合作。因此，進行有關證券交易的人應該明白，股票經紀及其他中介人在與執行人員（定義見收購守則）合作的過程中，將會向執行人員（定義見收購守則）提供該等交易的有關資料，包括客戶的身分。

於本公佈日期，錦興之董事如下：

執行董事：
陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）

獨立非執行董事：
袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

承董事會命
錦興集團有限公司
主席
陳國強博士

香港，二零零六年八月八日

錦興董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，據彼等深知，於本公佈所發表之意見乃經審慎周詳考慮後達致，而本公佈亦無遺漏任何其他事實，導致本公佈所載之任何聲明有所誤導。

* 僅供識別